UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No.       )*


NAME OF ISSUER:  The Diana Corporation

TITLE OF CLASS OF SECURITIES:  Common Stock, $1.00 Par Value

CUSIP NUMBER:  809180-10-2

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS:

               James J. Fiedler
               26025 Mureau Road
               Calabasas, CA  91302
               (818) 878-7711

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  9/04/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE l3D


CUSIP No.   809180-10-2                         Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON:  James J. Fiedler
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ___
                                                        (b)  X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:  PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  ____.


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER:  540,000

     8.   SHARED VOTING POWER:  0

     9.   SOLE DISPOSITIVE POWER:  540,000

     10.  SHARED DISPOSITIVE POWER:  0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:  540,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  ____.


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.17%


14.  TYPE OF REPORTING PERSON:  IN

CUSIP No.   809180-10-2                         Page 3 of 5 Pages


Item 1.   Security and Issuer.

          This statement relates to the shares of Common Stock, $1.00 par value per share ("Shares"), of The Diana Corporation
("Diana"). The principal executive offices of Diana are located at 26025 Mureau Road, Calabasas, California 91302.

Item 2.   Identity and Background.

          This initial 13D is being filed by James J. Fiedler
("Fiedler"), Chairman of the Board and Chief Executive Officer of
Diana.  Mr. Fiedler's business address is 26025 Mureau Road,
Calabasas, CA 91302.  He is a U.S. citizen.

          During the last five years, Mr. Fiedler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          As of the date hereof, the Reporting Person beneficially owns 190,000 Shares and has used personal funds in connection with his acquisition of Shares. In addition, the Reporting Person holds 175,000 warrants to purchase Diana common stock at $3.00 per share and 350 Class B Units of Sattel, a subsidiary of Diana, which are convertible into 175,000 shares of Diana common stock.

Item 4.   Purpose of Transaction.

          The Shares held by the above mentioned individual were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of Mr. Fiedler's business or investment activities, as the case may be. Mr. Fiedler reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, or dispose of Shares on terms acceptable to Mr. Fiedler from time to time.

CUSIP No.   809180-10-2                         Page 4 of 5 Pages


Item 5.   Interest in Securities of the Issuer.

          (a) (b) (c) As of the date hereof, the Reporting Person beneficially owns in the aggregate 540,000 Shares. These Shares represent approximately 7.17% of the Shares believed to be outstanding. Information concerning Mr. Fiedler's beneficial ownership of Shares is incorporated herein from Items 7-10, 11 and 13 of the cover page of this amendment. Mr. Fiedler's ownership includes 350,000 shares covered by presently exercisable stock warrants and convertible Sattel Class B Units.

          On July 17, 1997, Mr. Fiedler purchased 175,000 shares of common stock from the Company for $350,000. The transaction was part of a private placement by the Company of an aggregate of 1,880,750 shares. In connection with the transaction, Mr. Fiedler also received a 5 year warrant to purchase 175,000 shares at $3.00 per share.

          On July 25, 1997, Mr. Fiedler's Class B Units were made immediately convertible into an aggregate of 175,000 shares of common stock.

          Except as set forth above, Mr. Fiedler has not effected any transactions in common stock of Diana in the last sixty days.

          (d)-(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

          As noted in Item 5, on July 17, 1997, Mr. Fiedler purchased 175,000 shares of common stock and received a warrant for an additional 175,000 shares. In connection with the transaction, the holders of fifty percent (50%) or more of the Registrable Stock sold by Diana on July 17, 1997 can require Diana to register such stock under the Securities Act of 1933, as amended. The Registration Rights Agreement contains customary registration covenants and indemnification provisions.

          Mr. Fiedler holds 350 Class B Units of Sattel
Communications LLC, a subsidiary of Diana. Such Class B Units are immediately convertible into 175,000 shares of Diana common stock, although the Class B Units have not yet been formally amended.

Item 7.   Material to be Filed as Exhibits.

          1.  Stock and Warrant Purchase Agreement dated June 6,
1997 between Diana and Mr. Fiedler.

          2.  Warrant dated June 6, 1997 in favor of Mr. Fiedler.

CUSIP No.   809180-10-2                         Page 5 of 5 Pages


          3. Registration Rights Agreement dated June 6, 1997 between Diana and Mr. Fiedler.

          4. Employment Agreement dated September 4, 1997 between Diana and Mr. Fiedler; includes convertibility of Class B Units into Diana common stock.


Signature

          After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 10, 1997                 /s/ James J. Fiedler